CBD Revises Same Store Sales Guidance


Sao Paulo, Brazil, May 26th, 2004 - Companhia Brasileira de Distribuicao (CBD) - (BOVESPA: PCAR4; NYSE: CBD) announced today that it expects its same store sales to remain flat in real terms in 2004 compared to 2003, down from the previous guidance of 3% growth in real terms (deflated by IPCA inflation index). The new guidance is primarily due to the macroeconomic conditions in Brazil, which have not shown the expected recovery throughout the first months of the year.

The Company reiterates the other guidance information, and will properly communicate any changes in expectations in the future.